CAPPED NOTES WITH ABSOLUTE RETURN BUFFER	Filed Pursuant to Rule 433 Registration No. 333-268718-01
Capped Notes with Absolute Return Buffer Linked to an International Equity Index Basket
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.
Hypothetical Percentage Change from the Starting Value to the Ending Value
Hypothetical Redemption Amount per Unit
Hypothetical Total Rate of Return on the Notes
    -100.00%
$1.15
-88.50%
 -80.00%
$3.15
-68.50%
-50.00%
$6.15
-38.50%
-20.00%
$9.15
-8.50%
-11.50%(2)
$11.15
11.50%
-10.00%
$11.00
10.00%
-5.00%
$10.50
5.00%
0.00%
$10.00
0.00%
3.00%
$10.30
3.00%
10.00%
$11.00
10.00%
20.00%
$12.00
20.00%
30.00%
    $13.00(1)
30.00%
40.00%
$13.00
30.00%
50.00%
$13.00
30.00%
60.00%
$13.00
30.00%
70.00%
$13.00
30.00%
(1)     The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
(2)     This hypothetical percentage change corresponds to the Threshold Value.

Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE® China 50 Index will be given an initial weight of 5.00%

Payout Profile at Maturity
●
1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
●
A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [9.00% to 14.00%] (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)
●
1-to-1 downside exposure to decreases in the Market Measure beyond a [9.00% to 14.00%] decline, with up to [91.00% to 86.00%] of your principal at risk

Threshold Value	[91.00% to 86.00%] of the Starting Value of the Market Measure, to be determined on the pricing date
Capped Value	$13.00 per unit, a 30.00% return over the principal amount.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000148105724013889/bofa-33806_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●
Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be [91.00% to 86.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to [9.00% to 14.00%]. The actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the Pricing Date. Any decline in the Ending Value from the Starting Value by more than [9.00% to 14.00%] will result in a loss, rather than a positive return, on the notes.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
●
Your investment return based on any increase in the level of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
●
Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
●
The initial estimated value of the notes on the pricing date will be less than their public offering price.
●
If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
●
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.